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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIONDO ASSET MANAGEMENT, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 ROUTES 6 & 209, PO BOX 909
                                    (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

MILFORD   PA   18337
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 JOSEPH P. BIONDO   (570) 296-5525
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 SRV CPA, PC
                        (Name – if individual, state last, first, middle name)

4 EXECUTIVE BOULEVARD, SUITE 304	SUFFERN	NY	10901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __JOESPH P. BIONDO__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BIONDO ASSET MANAGEMENT, LLC__ , as of __DECEMBER 31, 20 12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

```
NOTARIAL SEAL
NANCY L CONKLIN
Notary Public
MILFORD TWP., PIKE COUNTY
My Commission Expires Oct 26, 2013
```

_____
Signature

CHIEF INVESTMENT OFFICER
_____
Title

Nancy L Conklin
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF
THE BIONDO GROUP, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2012



Certified Public Accountants

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF
THE BIONDO GROUP, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

TABLE OF CONTENTS

Independent Auditor's Report   1

Financial Statements

Statement of Financial Condition   3

Statement of Income   4

Statement of Changes in Member's Equity   5

Statement of Cash Flows   6

Notes to Financial Statements   7

Supplementary Information Required by Rule 17a-5 of
The Securities and Exchange Commission

Schedule of Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission   11

Schedule of Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission   12

Independent Auditor's Supplementary Report on Internal Control   13



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Auditor's Report

To the Member
Biondo Asset Management, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Biondo Asset Management, LLC as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public Accountants and Consultants

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biondo Asset Management, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

SRV CPA, PC

Suffern, New York
February 27, 2013

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2012
ASSETS	
Cash and cash equivalents	$ 311,661
Deposit with clearing organization	100,000
Receivables from clearing organizations	32,847
Prepaid expenses and other assets	31,609
Total Assets	$ 476,117
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 43,436
Due to parent company	109,277
Total Liabilities	152,713
Contingencies	
Member's Equity	323,404
Total Liabilities and Member's Equity	$ 476,117

BIONDO ASSET MANAGEMENT, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2012
Revenue	
Management fees	$ 524,224
Rule 12b-1 fees	160,794
Commissions	50,732
Other income	149,090
Dividend and interest income	471
Total revenue	885,311
Expenses	
Compensation, taxes and benefits	362,868
Clearance and brokerage fees	342,022
Professional fees	76,629
Regulatory fees	17,182
Rent	34,846
Market data and research	12,456
Travel and entertainment	14,549
Office expense	9,574
Stationery, printing and postage	3,896
Communications	2,959
Insurance	6,313
Total expenses	883,294
Net income	$ 2,017

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	YEAR ENDED DECEMBER 31, 2012	
Member's Equity at January 1, 2012	$	321,387
Net income		2,017
Member's Equity at December 31, 2012	$	323,404

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2012
Cash flows from operations	
Net income	$ 2,017
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivables from clearing organizations	16,252
Prepaid expenses and other assets	(357)
Increase in operating liabilities:	
Accrued expenses	18,106
Due to parent company	59,523
Net cash provided by operating activities	95,541
Increase in cash and cash equivalents	95,541
Cash and cash equivalents - beginning of the year	216,120
Cash and cash equivalents - end of the year	$ 311,661

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 - Organization and Nature of Operations

Biondo Asset Management, LLC (the "Company") is a limited liability company and a wholly owned subsidiary of The Biondo Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company began operations as a broker-dealer on or about April 1, 2004.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers cash on hand, demand deposits with banks, and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Securities Transactions and Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for the securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Management fees, which are earned from a related party, are recognized based on a percentage of investment advisory fees earned by the related party.

Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management in registered investment companies.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to PA Capital Franchise Taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued) - The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2009, 2010 and 2011 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2012 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Note 3 – Transactions with the Parent and Affiliates

The Company provides brokerage services for Biondo Investment Advisors, LLC (the Affiliate) clients for which the Company incurs various costs and receives certain revenues. In addition, in accordance with FINRA rules, the Company has entered into an Expense Sharing Agreement with the Parent and Affiliate for which certain expenses are allocated between the companies. Such expenses include substantially all compensation (including officers), benefits, rent, occupancy and equipment rentals and general and administrative expenses reflected on the accompanying statement of operations. The amount due to the Parent at December 31, 2012 includes these charges.

Pursuant to this agreement and for performance of brokerage clearing services, the Company earns a management fee from the Affiliate this is based on 20% of investment advisory fees earned by the Affiliate. The Affiliate earns investment advisory fees in the period in which services are performed based on a percentage of assets under management. Substantially all commissions were earned from transactions related to clients of the Affiliate.

Pursuant to an agreement with The Biondo Family of Funds (the "Fund"), an investment company managed by the affiliate, and rule 12b-1 of the Investment Company Act of 1940, the Company will receive annual fees of up to .25% of the daily average net assets of the Fund, payable monthly, for expenses incurred in the promotion and distribution of the shares of the fund and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days written notice. The Company earned rule 12b-1 fees of $160,794 in 2012.

Note 4 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 5 – Employee Benefit Plan

The Company has adopted a 401(k) profit sharing plan for the benefit of its eligible employees. The Company makes contributions to the profit sharing plan based upon a percentage of employee contributions at the discretion of its members. The Company made a safe-harbor contribution of $3,286 to the plan in 2012.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2012, the Company had net capital of $275,535 which was $265,349 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was .55 to 1.

Note 7 – Financial Instruments with Off-Balance Sheet Risk

The customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts totaled $5,024,543 at December 31, 2012.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary. In addition, the Company had sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2012 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2012.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 8 - Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash (including money market accounts) and the deposit with and the receivable from the clearing organization. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

Note 9 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 - Other Financial Information

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for

Interest $ 302

Note 11 –Subsequent Events

Subsequent events were considered through February 27, 2013, which is the date of the financial statements were available to be issued.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

**SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER SEC RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION**

	DECEMBER 31, 2012
Total member's equity	$ 323,404
Add: Other (deductions) or allowable credits	
Excess fidelity bond deduction	(20,000)
Deductions and/or charges:	
Receivable from broker	9,826
Prepaid expenses and other assets	54,630
	64,456
Net capital before haircuts on securities positions	278,948
Haircuts on securities	(3,413)
Net capital	$ 275,535

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requires (6-2/3% of aggregated indebtness)	10,186
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above)	10,186
Excess net capital	$ 265,349

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses	$ 43,436
Due to parent company	109,277
	152,713
Aggregate indebtedness	$ 152,713
Ratio of aggregate indebtedness to net capital	0.55:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A, amended on February 22, 2013.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

The Company is exempt from the requirements
of Rule 15c3-3 under Section (k)(2)(ii) of the rule.



**Independent Auditor's Supplementary Report on
Internal Control Required by SEC Rule 17a-5**

To the Member
Biondo Asset Management, LLC
(A wholly owned subsidiary of the Biondo Group, LLC)

In planning and performing our audit of the financial statements of Biondo Asset Management, LLC the ("Company") a wholly owned subsidiary of Biondo Group, LLC, as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

SRV CPA, PC

Suffern, New York
February 27, 2013

BIONDO ASSET MANAGEMENT, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2012



Certified Public Accountants

BIONDO ASSET MANAGEMENT, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2012



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Biondo Asset Management, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2012, which were agreed to by Biondo Asset Management, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Biondo Asset Management, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Biondo Asset Management LLC's management is responsible for Biondo Asset Management LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copy of disbursement) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SRV CPA, PC

Suffern, New York
February 27, 2013

Certified Public Accountants and Consultants